Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

THAICOM

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

[redacted]

04045797

October 20, 2004

SUPPL

RECEIVED
2004 OCT 28 P 2:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SS. 492/2547**

  Subject: Clarification of the news reports regarding the business in Myanmar of Shin Satellite Public Company Limited

  Date: October 20, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 20, 2004

SS. 492/2547

20 October 2004

To: The President
Stock Exchange of Thailand

Subject: Clarification of the news reports regarding the business in Myanmar of Shin Satellite Public Company Limited

Sir:

Following reports in newspapers recently regarding the political changes taking place in Myanmar and comments on the business of Shin Satellite Plc in that country, the Company would like to clarify several of the points raised that were reported incorrectly:

1. Shin Satellite Public Company Limited has no concession in Myanmar.

2. The Company's current business involves leasing transponders and the sale of end-user equipment to the government and state enterprises only.

3. Regarding the loan extended by the Export-Import of Thailand to the Government of Myanmar, the contracting party is the Ministry of Posts and Telecommunications of Myanmar, not a private company as reported.

4. Shin Satellite Public Company Limited has received confirmation from all its customers that there will be no change to the execution of contractual obligations with Shin Satellite Public Company Limited.